John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

September 21, 2012

U. S. Securities and Exchange Commission
100 F Street N. E.
Washington, DC  20549-0506

Re:           Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File No. 333-146507; 811-08557; CIK: 0001048607
Request for Withdrawal of Post-Effective Amendment No. 19
Lincoln AssetEdge® VUL

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Flexible Premium Variable Life Account M (the “Separate Account”) hereby request the withdrawal of the above-referenced Post-Effective Amendment, filed with the Securities and Exchange Commission on June 21, 2012.

Please note no securities were sold in connection with this Post-Effective Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of this Post-Effective Amendment as soon as is practicable.

Should you have any questions regarding this request, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel